      Proskauer Rose LLP   70 West Madison, Suite 3800   Chicago, IL 60602-4342

Michael Choate
Member of the Firm

d 312.962.3567

f 312.962.3551

mchoate@proskauer.com

www.proskauer.com

September 27, 2018

VIA EDGAR

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Inland Real Estate Income Trust, Inc.

Schedule 14D-9 filed September 21, 2018

SEC File No. 5-90632

Dear Ms. Chalk:

I am writing on behalf of Inland Real Estate Income Trust, Inc. (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated September 24, 2018 (the “Comment Letter”) with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), as filed with the Commission on September 21, 2018.

This letter, together with the Company’s Amendment No. 1 to the Schedule 14D-9 is being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9.

Ms. Christina Chalk

Securities and Exchange Commission

September 27, 2018

Item 4. The Solicitation or Recommendation

  We note the disclosure on page 5 of the Schedule 14D-9 stating that on September 5, 2018, the Board authorized management to investigate converting the Company into a perpetual-life NAV REIT. Explain specifically why the Board believes this would increase the long-term value of the Company and how and why it factored into the Board’s decision to reject the Tender Offer.

Response: Even though the Company’s letter to stockholders recommending rejection of the Mackenzie tender offer mentions the board’s review of various strategic options including a perpetual NAV REIT, the basis for the board’s recommendation is presented in bullet point form under the heading “Why Reject the MacKenzie Offer?” In the interest of providing stockholders with additional information, the letter also discusses recent initiatives considered by the Board that may enhance long-term stockholder value including the fact that management has been authorized to “further investigate” a perpetual-life NAV REIT. Investigation of these strategies and authorization to further review an NAV REIT structure was not, however, an important factor in the board’s analysis of the tender offer particularly because the board has not decided on a course of action. Rather, the bullet points contained under the heading “Why Reject the MacKenzie Offer?” reflect the factors considered by the board in recommending rejection of the MacKenzie offer.

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Please do not hesitate to contact me at 312-962-3567 or mchoate@proskauer.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, PROSKAUER ROSE LLP

/s/ Michael J. Choate
Michael J. Choate